Exhibit 99.1
PRESS RELEASE
Aspen Prices Public Offering of US$300,000,000 of Senior Notes
Hamilton, Bermuda—June 10, 2025 – Aspen Insurance Holdings Limited (“Aspen” or the “Company”) (NYSE: AHL) has priced an underwritten public offering of US$300,000,000 aggregate principal amount of 5.750% senior notes due 2030 (the “Notes”). The Notes were priced at 99.870% of the principal amount and will mature on July 1, 2030. The offering was made pursuant to an effective shelf registration statement and is expected to close on June 13, 2025, subject to the satisfaction of customary closing conditions.
Aspen intends to use the net proceeds from the offering, together with cash on hand, to repay the indebtedness outstanding under its term loan credit agreement.
The offering was led by Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Lloyds Securities Inc., as joint book-running managers.
This offering may be made only by means of a preliminary prospectus supplement and accompanying prospectus. Copies of the final prospectus and accompanying prospectus may be obtained, when available, from the U.S. Securities and Exchange Commission's website at www.sec.gov. Alternatively, these documents are available from the underwriters by contacting any of the following:
•Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling: (800) 831-9146 or by emailing prospectus@citi.com;
•HSBC Securities (USA) Inc., 66 Hudson Boulevard, New York, NY 10001, Attention: Debt Capital Markets or by calling (866) 811-8049; or
•Lloyds Securities Inc., 1095 Avenue of the Americas, 34th Floor, New York, New York 10036, by calling (212) 930-5039, or by emailing NALSIBondSyndicate@lbusa.com.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Aspen Insurance Holdings Limited
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which include, but are not limited to, statements related to the Company’s expectations regarding the use of the net proceeds from the offering, and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “believe,” “anticipate,” “expect,” “assume,” “objective,” “target,” “plan,” “estimate,” “project,” “seek,” “will,” “may,” “aim,” “likely,” “continue,” “intend,” “guidance,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements. These statements reflect the Company’s current views with respect to future events and because the Company’s business is subject to numerous risks, uncertainties and other factors, the Company’s actual results could differ materially from those anticipated in the forward-looking statements.
All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and other risks within our investment portfolio, our ability to maintain the listing of our Class A ordinary shares on the New York Stock Exchange or another national securities exchange, the impact of compliance obligations with applicable laws, rules and regulations related to being a public company, the cyclical nature of the insurance and reinsurance industry and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission.
The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
For Further Information:
Media
Jo Scott
Head of Corporate Communications
Jo. Scott@aspen.co
+44 20 7184 8000